UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF

1934

(Amendment No. 3)

EURAND N.V.

(Names of Subject Company)

a public limited liability company organized under the laws of The Netherlands

AXCAN PHARMA HOLDING B.V.

(Name of Filing Persons (Offeror))

a private limited liability company organized under the laws of The Netherlands which is a wholly owned indirect subsidiary of

AXCAN HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

ORDINARY SHARES, €0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

N31010106

(CUSIP Number of Class of Securities)

Axcan Pharma Holding B.V.

Axcan Holdings Inc.

100 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

Attention: Dr. Frank Verwiel, President & CEO

(908) 927-9600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$627,951,984.00	$44,772.98

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $12.00 per share of ordinary stock of Eurand, N.V., par value €0.01 per share, (“Shares”) by 52,329,332, which is the sum of (i) 48,020,637 Shares outstanding, which represents the number of Shares that Eurand N.V. has advised Axcan Pharma Holding B.V. and Axcan Holdings Inc. was outstanding as of December 16, 2010 and (ii) 4,308,695 Shares issuable pursuant to stock options as of November 29, 2010, as set forth in the Share Purchase Agreement, dated as of November 30, 2010, between Eurand N.V., Axcan Pharma Holding B.V. and Axcan Holdings Inc., as amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,772.98	Filing Party: Axcan Pharma Holding B.V.
Form or Registration No.: Schedule TO	Date Filed: December 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2010, as amended by Amendment No. 1 to Schedule TO filed on January 11, 2011 and Amendment No. 2 to Schedule TO filed on January 19, 2011 (which, together with any subsequent amendments and supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned indirect subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, par value €0.01 per share (“Shares”), of Eurand N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Eurand”) at a price of $12.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 21, 2010, a copy of which is attached as Exhibit (a)(1)(A) (which, together with Supplement No. 1 to the Offer to Purchase and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as amended by Amendment No. 1 to Schedule TO, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in (1) the subheading “How long do I have to decide whether to tender my Shares in the Offer” on page S-iv of the “Summary Term Sheet” of the Offer to Purchase and (2) Section 1 – “Terms of the Offer” on pages 5 and 6 of the Offer to Purchase (as amended by Supplement No. 1 to the Offer to Purchase) are hereby amended and supplemented by adding the following paragraph as the final paragraph of the subsection or section, respectively:

“On January 20, 2011, Parent, Purchaser and Eurand issued a press release announcing that the Offer, scheduled to expire at 12:01 a.m., New York City time, on January 21, 2011, has been extended to 12:01 a.m., New York City time, on February 3, 2011, unless the Offer is further extended or earlier terminated. As of 12:00 p.m., New York City time on January 20, 2011, a total of 38,546,690 Shares, or approximately 80.235% of the Shares outstanding, had been tendered and had not been withdrawn from the Offer. The joint press release announcing the extension of the Offer is attached to Schedule TO as Exhibit (a)(5)(B).”

The information set forth in Section 7 — “Certain Information Concerning Eurand” under the subheading “Projected Financial Information” on pages 6 and 7 of Supplement No. 1 to the Offer to Purchase is hereby amended and supplemented by replacing the information in the subsection with the following:

“Projected Financial Information. Eurand has advised us that Eurand does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Parent’s due diligence, Eurand provided certain projected and budgeted financial information concerning Eurand to Parent. Eurand has advised us that Eurand’s internal financial forecasts

(upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and thus, susceptible to multiple interpretations and period revisions based on actual experience and business developments. None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on the projected financials summarized below, or the assumptions underlying such information.

Eurand has advised us that the projections summarized below reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of Eurand, including but not limited to the development of new products, the receipt and continued effectiveness of regulatory approvals, meeting certain sales performance criteria and implementing certain cost saving initiatives. In that connection, Eurand has advised us the projections reflect Eurand’s management’s estimate that ZENPEP® market share will be between 19.0% and 20.2% for the period from 2011 through 2014. Eurand has advised us that Eurand’s management prepared the projections to reflect its best currently available estimates and judgments as to Eurand’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for Eurand’s products; development of new products; failure of Eurand to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the receipt and continued effectiveness of regulatory approvals; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in Eurand’s report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2009. The projections may also be affected by Eurand’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond Eurand’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as any indication that any of Eurand, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events (or in the case of projected financials for 2010, the actual results of that fiscal year), and the projections should not be relied upon as such. None of Eurand, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Eurand has informed us that it does not intend to make publicly available any update or other revisions to the projections, except as required by law. None of Eurand, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Eurand compared to the information contained in the projections or that forecasted results will be achieved. Eurand has made no representation to us, in the Purchase Agreement or otherwise, concerning the projections. The projections are not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by Eurand to Parent.

Eurand’s shareholders are cautioned not to place undue reliance on the projected information provided in this Offer to Purchase.

PROJECTED FINANCIAL INFORMATION

	2010	2011	2012	2013	2014
	($ in millions other than per share amounts)
Total Revenue	189.5	225.0	243.8	270.0	294.4
Net Income	4.3	22.2	31.9	39.9	47.7
EBITDA(1)	18.2	46.7	58.7	70.6	82.4
EPS(2)	0.12	0.44	0.63	0.77	0.90

(1)	EBITDA means earnings before interest, taxes, depreciation and amortization.
(2)	EPS means earnings per share.

Revenue growth assumptions were made on a product-by-product basis, and ranged from 2% to 8% per annum. The projections also assumed that expenses would grow at roughly 3% per annum. Additionally, certain assumptions were made with respect to new product launches and acquisitions.

The projections should be read together with Eurand’s financial statements that can be obtained from Eurand’s public filings with the SEC. You may read and copy any such reports, statements or other information at SEC Headquarters at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Eurand’s SEC filings are also available to the public from commercial document retrieval services and at the SEC web site at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in Eurand’s 2009 Annual Report on Form 20-F.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and Eurand’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Eurand may achieve the results contained in the projections, and accordingly assume no responsibility for them.

Reconciliation between Net Income and EBITDA

EBITDA should not be considered as a substitute for net income, operating income or any performance measures derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, EBITDA presented by Eurand may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between Eurand’s projections of EBITDA and projections of net income, a financial measurement prepared in accordance with GAAP, is set forth below.

	2010	2011	2012	2013	2014
	($ in millions other than per share amounts)
Net Income	4.3	22.2	31.9	39.9	47.7
Taxes	4.0	14.8	17.2	21.5	25.8
Interest Income	(0.7)	(0.8)	(0.9)	(1.3)	(1.6)
Depreciation	9.0	9.0	9.0	9.0	9.0
Amortization	1.6	1.5	1.5	1.5	1.5
EBITDA	18.2	46.7	58.7	70.6	82.4”

The information set forth in Section 9 — “Source and Amount of Funds” under the subheading “Debt Financing” on pages 20 and 21 of the Offer to Purchase (as amended by Supplement No. 1 to the Offer to Purchase) is hereby amended and supplemented by adding the following paragraph before the final paragraph under the subheading:

“Axcan Intermediate Holdings currently intends to use cash generated by its and its subsidiaries’ operations to repay the Debt Financing in the ordinary course of business. Axcan Intermediate Holdings has no current plans or arrangements to refinance the Debt Financing.”

The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Eurand” under the subheading “Background of the Offer” on pages 21 through 24 of the Offer to Purchase (as amended by Supplement No. 1 to the Offer to Purchase) is hereby amended and supplemented by replacing the information in the subsection with the following:

“The following is a description of contacts between and among representatives of Parent or Purchaser (which together are referred to herein as “Axcan”), representatives of TPG Capital, L.P. (“TPG”) (acting as advisors to Axcan pursuant to the management services agreement between Parent and TPG (the “Management Agreement”) which provides that transaction advisory services may be rendered to Parent by TPG from time to time), and representatives of Eurand that resulted in the execution of the Purchase Agreement and the agreements related to the Offer. For a review of Eurand’s activities relating to these contacts, please refer to Eurand’s Schedule 14D-9 being mailed to shareholders with this Offer to Purchase. During the course of the time period described below, there were numerous other interactions between Eurand and Purchaser due to their longstanding commercial relationship unrelated to the Offer.

On June 15, 2010, representatives of Goldman Sachs International (“GSI”), the financial advisor engaged by Eurand, contacted representatives of Axcan regarding a potential strategic transaction. Shortly after this initial contact by GSI, representatives of Axcan contacted representatives of TPG (acting as advisors to Axcan under the Management Agreement) to discuss the potential opportunity.

On July 13, 2010, following initial contact by GSI, TPG (acting as advisors to Axcan under the Management Agreement), Axcan Pharma Inc. (“Axcan Pharma”) and Eurand entered into a confidentiality agreement, dated as of July 13, 2010 (the “Confidentiality Agreement”) and on July 14, 2010, the Chief Executive Officer and Chief Financial Officer of Eurand met with representatives from Axcan to provide preliminary due diligence information (including a management presentation).

On July 22, 2010, representatives of Axcan responded to the management presentation with written questions for Eurand’s senior management.

On July 29, 2010, representatives of Eurand responded in writing to the questions that representatives of Axcan had submitted.

On August 2, 2010, GSI delivered a letter to Axcan and TPG detailing Eurand’s requested process for acquisition proposals and asking them to submit a preliminary, non-binding indication of interest by 5:00 p.m. (CET) on August 19, 2010.

On August 19, 2010, Axcan and TPG delivered a non-binding expression of interest in acquiring Eurand at a purchase price of $11.00 - $11.75 per share.

On September 1, 2010, Axcan and TPG (acting as advisors to Axcan under the Management Agreement) provided Eurand and GSI with an initial due diligence request list, which Axcan supplemented on numerous occasions in the weeks following.

On September 3, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) began to approach potential financing sources.

On September 7, 2010, representatives of GSI distributed final bid instructions to representatives of Axcan and TPG. The letter indicated that the final bid deadline would be 5:00 p.m. (CET) on October 7, 2010 and should include such information as total consideration, comments on the Purchase Agreement and confirmation of sources of funding.

On September 13, 2010, Eurand began to make available to Axcan and its representatives financial, operational and legal due diligence documents and information through an online data room. Representatives of Axcan promptly commenced a due diligence review of Eurand. On September 13, 2010, TPG, Axcan Pharma and Eurand executed a side letter regarding the Confidentiality Agreement, dated as of September 13, 2010 (the “September Side Letter”) to provide that certain provisions would not apply to potential debt financing sources.

On September 14, 2010, the Chief Executive Officer of Eurand gave a live presentation in Boston, Massachusetts to representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement), with representatives of GSI also present. The Chief Executive Officer of Eurand outlined a revised business plan and other information regarding its pharmaceutical technologies and manufacturing facilities.

On September 20, 2010, representatives of Axcan delivered a due diligence request list to Eurand. The due diligence request list included topics relating to corporate information, financial information, taxes, intellectual property, HR, legal information, products and other matters.

On September 22, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement), including financial and regulatory advisors, met with several members of Eurand’s senior management in Milan, Italy as part of their due diligence investigation of Eurand. In conjunction with the September 22, 2010 meeting, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) toured the Company’s manufacturing facilities in Milan. During the two weeks thereafter, the Chief Financial Officer, the Chief Legal Officer and other members of Eurand senior management provided responses to Axcan’s due diligence requests and participated in several telephonic meetings at which representatives from Axcan, TPG (acting as advisors to Axcan under the Management Agreement), Eurand, Eurand’s legal counsel Morgan, Lewis & Bockius (“Morgan Lewis”) and GSI were present.

During the last week in September, GSI, TPG (acting as advisors to Axcan under the Management Agreement) and Axcan had informal discussions to extend the bid deadline.

On September 27, 2010 Eurand made available to Axcan and its representatives initial drafts of the Purchase Agreement and the Warburg Tender Agreement (as defined below).

On September 30, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) met again in Milan, Italy as part of their diligence review of Eurand. Bank of American Merrill Lynch and PricewaterhouseCoopers joined in discussions via telephone.

On October 4, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) provided a telephonic presentation to potential debt financing sources for the potential transaction, including Bank of America Merrill Lynch. During the following week, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) provided diligence materials to potential debt financing sources.

On the evening of October 18, 2010, Axcan and TPG (acting as advisors to Axcan under the Management Agreement) delivered to GSI a non-binding proposal letter, a revised draft of the Purchase Agreement, a revised draft of the Warburg Tender Agreement, and debt and equity financing commitment letters. The proposal letter contemplated a cash offer price per share of $11.50.

On October 22, 2010, GSI communicated key issues in the Purchase Agreement to Axcan, and their proposal with respect thereto.

On October 26, 2010, representatives of Morgan Lewis and representatives of Ropes & Gray and Clearly, Gottlieb, Steen & Hamilton LLP (“Cleary Gottlieb”) participated in a telephone conference regarding the antitrust provisions of the Purchase Agreement.

On November 1, 2010, Morgan Lewis delivered a revised draft of the Purchase Agreement and comments to Axcan’s debt financing commitment letter to Ropes & Gray.

On November 4, 2010, the Chief Executive Officer of Eurand and Dr. Simon Turton, member of the board of directors of Eurand and a representative of Warburg (as defined below), had a conference call with Todd Sisitsky, chairman of Axcan and managing director of TPG, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase its offer price per share from $11.50 to $11.62, and proposed certain additional terms, including with respect to the termination fee provisions contained in the Purchase Agreement.

On November 5, 2010, Morgan Lewis and Willkie Farr & Gallagher LLP (“Willkie Farr”), legal counsel for Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., and Warburg, Pincus Netherlands Equity Partners III C.V. (collectively, “Warburg”) had a discussion with Ropes & Gray regarding key issues requiring resolution in the draft Purchase Agreement, including points relating to deal certainty and the allocation of risk between the parties.

On November 8, 2010, Ropes & Gray delivered to Morgan Lewis and Willkie Farr a list of key issues requiring resolution in the draft Purchase Agreement.

On November 10, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer of Eurand and Dr. Turton that Axcan was prepared to increase the termination fee payable by Axcan to Eurand under certain circumstances.

On November 11, 2010, the Chief Executive Officer of Eurand and Dr. Turton had a conference call with Mr. Sisitsky, during which Mr. Sisitsky, in his capacity as chairman of Axcan, communicated to the Chief Executive Officer and Dr. Turton that Axcan was prepared to increase their offer price per share from $11.62 to $12.00, and proposed a termination fee equal to $50 million payable by Axcan to Eurand in the event that antitrust clearance is not obtained under the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.

From November 12, 2010 through November 20, 2010 representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) participated in calls with representatives of GSI and Eurand.

On November 21, 2010, Ropes & Gray distributed a revised draft of the Purchase Agreement to Eurand and Morgan Lewis. Also on this date, Ropes & Gray, the Chief Legal Officer of Eurand and Morgan Lewis discussed the projected signing.

On November 22, 2010, the Chief Legal Officer of Eurand, Morgan Lewis, Ropes & Gray, Willkie Farr and Cleary Gottlieb discussed high level issues on the Purchase Agreement.

On November 23 and 24, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) met individually with members of Eurand’s senior management in New York, New York to express Axcan’s desire to retain such employees after the Closing.

On November 23, 2010 and November 24, 2010, Eurand’s Chief Legal Officer and representatives from Morgan Lewis, Willkie Farr, Sullivan & Cromwell LLP, legal counsel for the non-executive members of the board of directors of Eurand (“S&C”) and Ropes & Gray met at Morgan Lewis’ offices in New York, New York to negotiate the Purchase Agreement and related agreements. During such time, discussions included details of the structure of the proposed transaction, the scope of the representations, warranties and covenants contained in the draft of the Purchase Agreement, the conditions under which Axcan would be obligated to close the tender offer, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, the amounts of the termination fees contemplated by the draft Purchase Agreement, and Axcan’s request that if the minimum condition were not satisfied, then Axcan should be able to unilaterally waive such condition. In connection with the discussion of the structure of the proposed transaction, the parties discussed the Dutch withholding taxes that might apply to the payment of the $12.00 per share to non-tendering shareholders of Eurand after the consummation of the tender offer. Representatives of a special committee, whose members are the independent non-executive members of the board of directors of Eurand (the “Special Committee”), requested that Axcan provide for an extended subsequent offering period so that in the event that any shareholder of Eurand determined that the offer was not in its interest, such shareholder would not nevertheless feel obliged to tender its shares to avoid the risk of withholding taxes in the event that the offer was successful.

On November 23, 2010, representatives of Axcan and TPG (acting as advisors to Axcan under the Management Agreement) learned that the Chief Executive Officer of Eurand may resign, and Axcan confirmed its desire to proceed with a transaction notwithstanding the potential resignation of the Chief Executive Officer of Eurand.

On November 24, 2010, Axcan’s representatives agreed to provide for a subsequent offering period but continued to request that (i) Axcan have a unilateral right to waive the minimum condition or (ii) Eurand be required to pay Axcan a termination fee if such minimum condition was not achieved.

On November 25, 2010, Morgan Lewis distributed to Ropes & Gray a revised draft of the Purchase Agreement.

Concurrently, from November 26 through November 30, 2010, representatives from Eurand, Axcan, TPG (acting as advisors to Axcan under the Management Agreement), Morgan Lewis, Willkie Farr, Dutch legal counsel for Eurand (“NautaDutilh”), S&C, Ropes & Gray and Cleary Gottlieb had a series of discussions relating to key open issues on the draft Purchase Agreement, including items with respect to the structure of the transaction, the allocation of risk between the parties, the certainty of Axcan’s financing commitments, termination events and the amounts of the termination fees contemplated by the draft Purchase Agreement and the circumstances under which they would be paid. During such period of time, (i) each of Ropes & Gray and Morgan Lewis distributed revised drafts of the

Purchase Agreement and (ii) Axcan negotiated tender agreements with each of Warburg and Chief Executive Officer of Eurand. On November 29, 2010, in response to prior requests from representatives of the Special Committee, Axcan agreed that the minimum condition would be set at 80% to assure that a majority of the shareholders other than Warburg and management would need to tender their shares for the tender offer to be successful, to drop Axcan’s request to be able to unilaterally waive the minimum condition, and to drop Axcan’s request to be paid a break fee if the minimum condition were not achieved. On November 30, 2010, representatives of the Special Committee requested that the break fee of $25 million to be paid to Eurand upon certain events be increased to $35 million and Axcan agreed to increase such break fee to $30 million.

The parties executed the Purchase Agreement and related documents on the evening of November 30, 2010, following the meeting of the Board, and publicly announced the transaction before the markets opened on the morning of December 1, 2010 and advised Eurand’s employees of the transaction.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(B), replacing Exhibit (b)(1) thereto and replacing the exhibit list thereto with the following:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 21, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on December 21, 2010.*

(a)(1)(G)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on December 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Issuer on Form 6-K filed by Eurand N.V. with the Securities and Exchange Commission on December 1, 2010).*

(a)(1)(H)	Supplement No. 1 to Offer to Purchase, dated January 11, 2011. **

(a)(5)(A)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on January 19, 2011. ***

(a)(5)(B)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on January 20, 2011.

(b)(1)	Second Amended and Restated Commitment Letter, dated as of December 15, 2010, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, Barclays Bank PLC, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc.****

(d)(1)	Tender Agreement, dated as of November 30, 2010, between Mr. Faherty and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*

(d)(2)	Tender Agreement, dated as of November 30, 2010, between the Warburg Funds and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*

(d)(3)	Conformed copy of Share Purchase Agreement, dated as of November 30, 2010 and as amended by Amendment No. 1, dated as of December 16, 2010 between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*#

(d)(4)	Confidentiality Agreement, dated July 13, 2010 among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(5)	Side Letter Regarding Confidentiality Agreement, dated as of September 13, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(6)	Side Letter Regarding Confidentiality Agreement, dated as of December 10, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(7)†	Exclusive Development/License/Supply Agreement, dated as of May 16, 2000, between Eurand S.p.A. (f/k/a Eurand International S.p.A.) and Axcan Pharma US, Inc. (f/k/a Axcan Scandipharm Inc.), as amended by Amendment No. 1, dated March 23, 2007 (incorporated by reference to Exhibit 10.5 to Axcan Intermediate Holdings Inc. Registration Statement on Form S-4 filed on October 7, 2008).*

(d)(8)	Amendment No. 1, dated as of December 16, 2010, to Share Purchase Agreement, dated as of November 30, 2010, between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V.**

(g)	None.

(h)	None.

†	Axcan Intermediate Holdings Inc. requested confidential treatment for certain provisions of this exhibit, portions of which were omitted and filed separately with the Securities and Exchange Commission.
*	Previously filed with the Tender Offer Statement on Schedule TO filed on December 21, 2010.
**	Previously filed with Amendment No. 1 to Schedule TO filed on January 11, 2011.
***	Previously filed with Amendment No. 2 to Schedule TO filed on January 19, 2011.
****	Filed herewith to replace Exhibit (b)(1) previously filed as Exhibit (b)(1) with Amendment No. 1 to Schedule TO filed on January 11, 2011.
#	Schedules have been omitted. Axcan Pharma Holding B.V. and Axcan Holdings Inc. undertake to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2011

AXCAN PHARMA HOLDING B.V.

By:	ATC Management B.V., its Managing Director A

/s/ Mr. Ronald Arendsen
Name: Mr. Ronald Arendsen
Title: Authorized Person

/s/ Mr. Tijn van Hooven
Name: Mr. Tijn van Hooven
Title: Authorized Person

By:	/s/ Mr. Richard Tarte
Name: Mr. Richard Tarte
Title: Managing Director B

AXCAN HOLDINGS INC.

By:	/s/ Dr. Frank Verwiel
Name: Dr. Frank Verwiel
Title: President and Chief Executive Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 21, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on December 21, 2010.*

(a)(1)(G)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on December 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Issuer on Form 6-K filed by Eurand N.V. with the Securities and Exchange Commission on December 1, 2010).*

(a)(1)(H)	Supplement No. 1 to Offer to Purchase, dated January 11, 2011. **

(a)(5)(A)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on January 19, 2011. ***

(a)(5)(B)	Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on January 20, 2011.

(b)(1)	Second Amended and Restated Commitment Letter, dated as of December 15, 2010, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, Barclays Bank PLC, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc.****

(d)(1)	Tender Agreement, dated as of November 30, 2010, between Mr. Faherty and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*

(d)(2)	Tender Agreement, dated as of November 30, 2010, between the Warburg Funds and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*

(d)(3)	Conformed copy of Share Purchase Agreement, dated as of November 30, 2010 and as amended by Amendment No. 1, dated as of December 16, 2010 between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*#

(d)(4)	Confidentiality Agreement, dated July 13, 2010 among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(5)	Side Letter Regarding Confidentiality Agreement, dated as of September 13, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(6)	Side Letter Regarding Confidentiality Agreement, dated as of December 10, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(7)†	Exclusive Development/License/Supply Agreement, dated as of May 16, 2000, between Eurand S.p.A. (f/k/a Eurand International S.p.A.) and Axcan Pharma US, Inc. (f/k/a Axcan Scandipharm Inc.), as amended by Amendment No. 1, dated March 23, 2007 (incorporated by reference to Exhibit 10.5 to Axcan Intermediate Holdings Inc. Registration Statement on Form S-4 filed on October 7, 2008).*

(d)(8)	Amendment No. 1, dated as of December 16, 2010, to Share Purchase Agreement, dated as of November 30, 2010, between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V.**

(g)	None.

(h)	None.

†	Axcan Intermediate Holdings Inc. requested confidential treatment for certain provisions of this exhibit, portions of which were omitted and filed separately with the Securities and Exchange Commission.
*	Previously filed with the Tender Offer Statement on Schedule TO filed on December 21, 2010.
**	Previously filed with Amendment No. 1 to Schedule TO filed on January 11, 2011.
***	Previously filed with Amendment No. 2 to Schedule TO filed on January 19, 2011.
****	Filed herewith to replace Exhibit (b)(1) previously filed as Exhibit (b)(1) with Amendment No. 1 to Schedule TO filed on January 11, 2011.
#	Schedules have been omitted. Axcan Pharma Holding B.V. and Axcan Holdings Inc. undertake to furnish supplementally copies of any of the omitted schedules upon request by the SEC.